# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Securitize Corp., CIK 0002094496
CUSIP: 81517B101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 78 SW 7TH STREET, SUITE 500, MIAMI, Florida (FL), 33130
Date of event which requires filing of this statement: 07/01/2026
Filed by CIK 0001366498
Persons authorized to receive notices and communications: W. Bradford Stephens, 600 Montgomery St, Fl 35, San Francisco, California (CA), 94111, 415-677-5340

## Reporting persons
- Blockchain Capital III Digital Liquid Venture Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,613,818; sole dispositive power 0; shared dispositive power 1,613,818; aggregate amount beneficially owned 1,613,818 (1% of the class)
  Comment: (1) Percentage is calculated based on 163,218,683 shares of Common Stock deemed to be outstanding as of July 1, 2026, as reported on the Issuer's Current Report on Form 8-K, filed on July 8, 2026.
- BC III DLVF GP, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,613,818; sole dispositive power 0; shared dispositive power 1,613,818; aggregate amount beneficially owned 1,613,818 (1% of the class)
  Comment: (1) Consists of the shares held by Blockchain Capital III Digital Liquid Venture Fund, LP for which BC III DLVF GP, LLC is the general partner.
  (2) Percentage is calculated based on 163,218,683 shares of Common Stock deemed to be outstanding as of July 1, 2026, as reported on the Issuer's Current Report on Form 8-K, filed on July 8, 2026.
- Blockchain Capital IV, LP: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 6,848,022; sole dispositive power 0; shared dispositive power 6,848,022; aggregate amount beneficially owned 6,848,022 (4.2% of the class)
  Comment: (1) Percentage is calculated based on 163,218,683 shares of Common Stock deemed to be outstanding as of July 1, 2026, as reported on the Issuer's Current Report on Form 8-K, filed on July 8, 2026
- Blockchain Capital Parallel IV, LP: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,369,583; sole dispositive power 0; shared dispositive power 1,369,583; aggregate amount beneficially owned 1,369,583 (0.8% of the class)
  Comment: (1) Percentage is calculated based on 163,218,683 shares of Common Stock deemed to be outstanding as of July 1, 2026, as reported on the Issuer's Current Report on Form 8-K, filed on July 8, 2026.
- Blockchain Capital IV GP, LLC: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,217,605; sole dispositive power 0; shared dispositive power 8,217,605; aggregate amount beneficially owned 8,217,605 (5% of the class)
  Comment: (1) Consists of 6,848,022 shares of common stock held by Blockchain Capital IV, LP and 1,369,583 shares of common stock held by Blockchain Capital Parallel IV, LP, for which Blockchain Capital IV GP, LLC is the general partner.
  (2) Percentage is calculated based on 163,218,683 shares of Common Stock deemed to be outstanding as of July 1, 2026, as reported on the Issuer's Current Report on Form 8-K, filed on July 8, 2026
- Blockchain Capital, LLC: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 9,831,423; sole dispositive power 0; shared dispositive power 9,831,423; aggregate amount beneficially owned 9,831,423 (6% of the class)
  Comment: (1) Includes: (a) 1,613,818 shares of common stock held by Blockchain Capital III Digital Liquid Venture Fund, LP, (b) 6,848,022 shares of common stock held by Blockchain Capital IV, LP and (c) 1,369,583 shares of common stock held by Blockchain Capital Parallel IV, LP (Blockchain Capital III Digital Liquid Venture Fund, LP, Blockchain Capital IV, LP and Blockchain Capital Parallel IV, LP, collectively the "Blockchain Capital Funds"). The general partner of each of the Blockchain Capital Funds is BC III DLVF GP, LLC or Blockchain Capital IV GP, LLC, as applicable (the "Blockchain GP Entities"). The managing member of each Blockchain GP Entity is Blockchain Capital, LLC.
  (2) Percentage is calculated based on 163,218,683 shares of Common Stock deemed to be outstanding as of July 1, 2026, as reported on the Issuer's Current Report on Form 8-K, filed on July 8, 2026.
- W. Bradford Stephens (CIK 0001366498): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 9,831,423; sole dispositive power 0; shared dispositive power 9,831,423; aggregate amount beneficially owned 9,831,423 (6% of the class)
  Comment: (1) Includes: (a) 1,613,818 shares of common stock held by Blockchain Capital III Digital Liquid Venture Fund, LP, (b) 6,848,022 shares of common stock held by Blockchain Capital IV, LP and (c) 1,369,583 shares of common stock held by Blockchain Capital Parallel IV, LP (Blockchain Capital III Digital Liquid Venture Fund, LP, Blockchain Capital IV, LP and Blockchain Capital Parallel IV, LP, collectively the "Blockchain Capital Funds"). The general partner of each of the Blockchain Capital Funds is BC III DLVF GP, LLC or Blockchain Capital IV GP, LLC, as applicable (the "Blockchain GP Entities"). The managing member of each Blockchain GP Entity is Blockchain Capital, LLC. Blockchain Capital, LLC is jointly managed by Brad Stephens and P. Bartlett Stephens, who share voting and dispositive power with respect to the securities held by the Blockchain Capital Funds. Accordingly, Messrs. Stephens may be deemed to have indirect voting and dispositive power over the securities held by the Blockchain Capital Funds.
  (2) Percentage is calculated based on 163,218,683 shares of Common Stock deemed to be outstanding as of July 1, 2026, as reported on the Issuer's Current Report on Form 8-K, filed on July 8, 2026.
- P. Bartlett Stephens: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 9,831,423; sole dispositive power 0; shared dispositive power 9,831,423; aggregate amount beneficially owned 9,831,423 (6% of the class)
  Comment: (1) Includes: (a) 1,613,818 shares of common stock held by Blockchain Capital III Digital Liquid Venture Fund, LP, (b) 6,848,022 shares of common stock held by Blockchain Capital IV, LP and (c) 1,369,583 shares of common stock held by Blockchain Capital Parallel IV, LP (Blockchain Capital III Digital Liquid Venture Fund, LP, Blockchain Capital IV, LP and Blockchain Capital Parallel IV, LP, collectively the "Blockchain Capital Funds"). The general partner of each of the Blockchain Capital Funds is BC III DLVF GP, LLC or Blockchain Capital IV GP, LLC, as applicable (the "Blockchain GP Entities"). The managing member of each Blockchain GP Entity is Blockchain Capital, LLC. Blockchain Capital, LLC is jointly managed by Brad Stephens and P. Bartlett Stephens, who share voting and dispositive power with respect to the securities held by the Blockchain Capital Funds. Accordingly, Messrs. Stephens may be deemed to have indirect voting and dispositive power over the securities held by the Blockchain Capital Funds.
  (2) Percentage is calculated based on 163,218,683 shares of Common Stock deemed to be outstanding as of July 1, 2026, as reported on the Issuer's Current Report on Form 8-K, filed on July 8, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Securitize Corp.
Address of issuer's principal executive offices: 78 SW 7TH STREET, SUITE 500, MIAMI, Florida (FL), 33130
Comment: This Schedule 13D is being filed by the undersigned, pursuant to Rule 13d-1(a) under the Act, with respect to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Securitize Corp. (the "Issuer"), whose principal executive offices are located at 78 SW 7th Street, Suite 500, Miami, FL 33130.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly on behalf of Blockchain Capital III Digital Liquid Venture Fund, LP, Blockchain Capital IV, LP, Blockchain Capital Parallel IV, LP, BC III DLVF GP, LLC, Blockchain Capital IV GP, LLC, Blockchain Capital, LLC, W. Bradford ("Brad") Stephens and P. Bartlett Stephens (together, the "Reporting Persons," each a "Reporting Person"). Blockchain Capital III Digital Liquid Venture Fund, LP, Blockchain Capital IV, LP and Blockchain Capital Parallel IV, LP, are collectively referred to as the "Blockchain Capital Funds." The general partner of each of the Blockchain Capital Funds is BC III DLVF GP, LLC or Blockchain Capital IV GP, LLC, as applicable (the "Blockchain GP Entities"). The managing member of each Blockchain GP Entity is Blockchain Capital, LLC ("Blockchain Capital"). Blockchain Capital is jointly managed by Brad Stephens and P. Bartlett Stephens, who share voting and dispositive power with respect to the securities held by the Blockchain Capital Funds. Accordingly, Messrs. Stephens may be deemed to have indirect voting and dispositive power over the securities held by the Blockchain Capital Funds.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 600 Montgomery St, Fl 35, San Francisco, CA, 94111. Each of Blockchain Capital III Digital Liquid Venture Fund, LP and BC III DLVF GP, LLC is organized in the Cayman Islands, each of Blockchain Capital IV GP, LLC, Blockchain Capital IV, LP, Blockchain Capital Parallel IV, LP, Blockchain Capital IV GP, LLC and Blockchain Capital, LLC is organized in Delaware, and each individual that is a Reporting Person is a citizen of the United States of America.
Present principal occupation or employment: The principal employment of each of Brad Stephens and P. Bartlett Stephens is co-founder and manager of Blockchain Capital.
Criminal convictions in the last five years: To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws..
Civil proceedings (securities laws) in the last five years: The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached as Exhibit D hereto.
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities reported herein were received as consideration in connection with a Business Combination (as defined below).

On July 1, 2026 (the "Closing Date"), the series of mergers (the "Business Combination") contemplated by the Business Combination Agreement, dated October 27, 2025, (the "Merger Agreement") by and among Cantor Equity Partners II, Inc. ("CEPT"), Securitize, Inc. ("Old Securitize"), the Issuer, Pinecrest Merger Sub, a wholly owned subsidiary of PubCo ("CEPT Merger Sub") and Senna Merger Sub, Inc., a wholly owned subsidiary of CEPT ("Securitize Merger Sub"), were consummated.

Upon closing of the Business Combination, each share of Old Securitize preferred stock and Old Securitize common stock were converted into, and each RSU, option and warrant to acquire Old Securitize common stock was converted into the right to receive, a certain number of shares (the "Exchange Ratio") of Common Stock. The Exchange Ratio calculates to approximately 4.4439454 shares of Issuer equity per share of Old Securitize equity.

In connection with closing of the Business Combination, the Reporting Persons acquired the following securities in exchange for their Old Securitize securities: (i) 1,613,818 shares of common stock held by Blockchain Capital III Digital Liquid Venture Fund, LP, (ii) 6,848,022 shares of common stock held by Blockchain Capital IV, LP and (iii) 1,369,583 shares of common stock held by Blockchain Capital Parallel IV, LP.

## Item 4. Purpose of Transaction
Purpose of transaction:
The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons acquired the securities described in Schedule 13D in connection with the closing of the Business Combination and intend to review their investment on a continuing basis. In his capacity as a director of the Issuer, Brad Stephens may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to the agreements described herein and applicable legal requirements, the Reporting Persons may purchase additional securities, or dispose of all or a portion of their securities, of the Issuer from time to time in open market or private transactions, depending on his evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other developments concerning the Issuer, and general economic, money market and stock market conditions. In addition, the Reporting Persons may engage in discussions with members of management, the Board, and other securityholders of the Issuer and other relevant parties regarding, among other things, the Issuer's business, operations, governance or control.

Other than as described herein, the Reporting Persons do not have any plan or proposal relating to or that would result in any of the events or matters described in part (a) through (j) of Item 4 of the Statement on Schedule 13D, although, subject to the agreements described herein and applicable legal requirements, the Reporting Person may, at any time and from time to time, participate in discussions concerning, formulate or review plans or proposals that may result in one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(a),(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The general partner of each of the Blockchain Capital Funds is BC III DLVF GP, LLC or Blockchain Capital IV GP, LLC, as applicable (the "Blockchain GP Entities"). The managing member of each Blockchain GP Entity is Blockchain Capital, LLC ("Blockchain Capital"). Blockchain Capital is jointly managed by Brad Stephens and P. Bartlett Stephens, who share voting and dispositive power with respect to the securities held by the Blockchain Capital Funds. Accordingly, Messrs. Stephens may be deemed to have indirect voting and dispositive power over the securities held by the Blockchain Capital Funds.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Common Stock during the past 60 days, except as disclosed herein.

(d) No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) This Item 5(e) is not applicable.
Number of shares as to which each person has sole or shared power to vote or dispose: 9,831,423
Transactions in the class effected during the past sixty days: Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Common Stock during the past 60 days, except as disclosed herein. xxx
Other persons with the right to receive dividends or sale proceeds: Includes: (a) 1,613,818 shares of common stock held by Blockchain Capital III Digital Liquid Venture Fund, LP, (b) 6,848,022 shares of common stock held by Blockchain Capital IV, LP and (c) 1,369,583 shares of common stock held by Blockchain Capital Parallel IV, LP (Blockchain Capital III Digital Liquid Venture Fund, LP, Blockchain Capital IV, LP and Blockchain Capital Parallel IV, LP, collectively the "Blockchain Capital Funds"). The general partner of each of the Blockchain Capital Funds is BC III DLVF GP, LLC or Blockchain Capital IV GP, LLC, as applicable (the "Blockchain GP Entities"). The managing member of each Blockchain GP Entity is Blockchain Capital, LLC. Blockchain Capital, LLC is jointly managed by Brad Stephens and P. Bartlett Stephens, who share voting and dispositive power with respect to the securities held by the Blockchain Capital Funds. Accordingly, Messrs. Stephens may be deemed to have indirect voting and dispositive power over the securities held by the Blockchain Capital Funds.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Percentage is calculated based on 163,218,683 shares of Common Stock deemed to be outstanding as of July 1, 2026, as reported on the Issuer's Current Report on Form 8-K, filed on July 8, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein.

Support Agreement

Certain Old Securitize shareholders, including the Reporting Persons (collectively, the "Support Parties"), entered into a shareholder support agreement with CEPT, the Issuer and Old Securitize (the "Shareholder Support Agreement"), pursuant to which the Support Parties agreed to vote all of their Old Securitize equity interests in favor of the Merger Agreement and the transactions contemplated thereby and to take certain other actions in support of the Business Combination.

Lock-up Agreement

Contemporaneously with the Closing, the certain Old Securitize holders, including the Reporting Persons (the "Lock-Up Parties"), entered into Lock-Up Agreements with Issuer, pursuant to which such parties agreed that the shares of the Issuer received by them in connection with the Business Combination and any other securities convertible into or exercisable or exchangeable for Common Stock held by them immediately after the Closing (the "Restricted Securities"), will be locked-up and subject to transfer restrictions subject to certain exceptions. The Restricted Securities will be locked up until the date that is 180 days from the Closing Date, and provides that one-third of the Restricted Securities will be subject to early-release in the event the VWAP of the Common Stock exceeds $15.00, $17.50 and $20.00, in each case for at least 20 out of 30 consecutive trading days commencing 90 days after the Closing. The Lock-Up Agreements include customary exceptions to the transfer restrictions, including transfers to affiliates, family members, charitable organizations, and in connection with certain tax or estate planning transactions, provided that the transferee agrees to be bound by the same restrictions for the remainder of the lock-up period. On July 8, 2026, Issuer and Cantor EP Holdings II, LLC entered into an addendum to the Lock-Up Agreements to clarify that the restrictions do not apply to shares of Common Stock held by Lock-Up Parties as a result of them purchasing CEPT Class A Ordinary Shares in the open market or in the PIPE financing prior to the consummation of the Business Combination whereby such shares were exchanged for shares of Common Stock. The terms of the Lock-Up Agreements otherwise remain unchanged and continue to apply in full force and effect.

Restated Registration Rights Agreement

On the Closing Date, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, the Issuer and CEPT entered into the Amended and Restated Registration Rights Agreement (the "Restated Registration Rights Agreement") with Cantor EP Holdings II, LLC and certain other shareholders, including the Reporting Persons (collectively, the "RRA Parties"), pursuant to which the RRA Parties are entitled to registration rights in respect of certain shares of Common Stock and certain other equity securities of the Issuer that are held by the RRA Parties from time to time.

The Registration Rights Agreement provides that the Issuer will as soon as practicable but no later than 30 calendar days following the consummation of the Business Combination file with the SEC a shelf registration statement pursuant to Rule 415 under the Securities Act of 1933 registering the resale of certain shares of Common Stock and certain other equity securities of the Issuer held by the RRA Parties and will use its commercially reasonably efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (x) the 90th calendar day following the filing date if the SEC notifies the Issuer that it will "review" such shelf registration statement and (y) the 3rd business day after the date the Issuer is notified in writing by the SEC that such shelf registration statement will not be "reviewed" or will not be subject to further review.

The RRA Parties will be entitled to make demand registrations in connection with an underwritten shelf takedown offering, in each case subject to certain offering thresholds, applicable lock-up restrictions and certain other conditions. In addition, the RRA Parties have certain "piggy-back" registration rights. The Registration Rights Agreement includes customary indemnification and confidentiality provisions. The Issuer will bear the expenses incurred in connection with the filing of any registration statements filed pursuant to the terms of the Registration Rights Agreement.

The foregoing summaries of the Shareholder Support Agreement, the Lock-Up Agreements and Restated Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text or form of such agreements, each of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Shareholder Support Agreement (incorporated by reference to Annex I of the Form S-4/A (File No. 333-293022), filed by the Issuer with the SEC on January 28, 2026)

Exhibit B: Form of Lock-Up Agreement (incorporated by reference to Annex G of the Form S-4/A (File No. 333-293022), filed by the Issuer with the SEC on January 28, 2026)

Exhibit C: Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-4/A (File No. 333-293022), filed by the Issuer with the SEC on January 28, 2026)

Exhibit D: Joint Filing Agreement by and among the Reporting Persons.

## Signatures
- Blockchain Capital III Digital Liquid Venture Fund, LP: /s/ W. Bradford Stephens, W. Bradford Stephens, Managing Partner of Blockchain Capital, LLC (07/09/2026)
- BC III DLVF GP, LLC: /s/ W. Bradford Stephens, W. Bradford Stephens, Managing Partner of Blockchain Capital, LLC (07/09/2026)
- Blockchain Capital IV, LP: /s/ W. Bradford Stephens, W. Bradford Stephens, Managing Partner of Blockchain Capital, LLC (07/09/2026)
- Blockchain Capital Parallel IV, LP: /s/ W. Bradford Stephens, W. Bradford Stephens, Managing Partner of Blockchain Capital, LLC (07/09/2026)
- Blockchain Capital IV GP, LLC: /s/ W. Bradford Stephens, W. Bradford Stephens, Managing Partner of Blockchain Capital, LLC (07/09/2026)
- Blockchain Capital, LLC: /s/ W. Bradford Stephens, W. Bradford Stephens, Managing Partner (07/09/2026)
- W. Bradford Stephens: /s/ W. Bradford Stephens, W. Bradford Stephens (07/09/2026)
- P. Bartlett Stephens: /s/ P. Bartlett Stephens, P. Bartlett Stephens (07/09/2026)